Exhibit 3.89

DE BRAUW

BLACKSTONE

WESTBROEK

UNOFFICIAL TRANSLATION

ARTICLES OF ASSOCIATION

of:

VNU International B.V.

with corporate seat in Haarlem

dated 31 May 2006

Name. Corporate seat.

Article 1.

The name of the company is: VNU International B.V.

Its corporate seat is in Haarlem.

Objects.

Article 2.

The objects of the company are:

a.	to provide services of whatever nature to group companies as referred to in article 2:24b of the Dutch Civil Code;

b.	to participate in, take an interest in any other way in, to conduct the management of other business enterprises that operate in de field of the publishing and distribution of periodicals, books and newspapers, the field of communication and information in general, the field of recreation and the field of other, whether or not industrial, production;

c.	to finance third parties, in any way to provide security or undertake the obligations of third parties and finally all activities which are incidental or may be conducive to any of the foregoing.

Share capital and shares.

Article 3.

3.1.	The authorised share capital of the company amounts to two million two hundred fifty thousand euro (EUR 2,250,000). It is divided into twenty-two thousand five hundred (22,500) shares of one hundred euro (EUR 100) each.

3.2.	The shares shall be in registered form and shall be numbered consecutively from 1 onwards and shall be registered in the shareholders’ register in the name of the shareholder.

3.3.	No share certificates shall be issued.

3.4.	The company may make loans with a view to a subscription for or acquisition of shares in its share capital up to the amount of its distributable reserves. A resolution by the managing board to make a loan as referred to in the preceding sentence shall be subject to the approval of the general meeting of shareholders, hereinafter to be referred to as: the general meeting.

The company shall maintain a non-distributable reserve equal to the outstanding amount of the loans referred to in this paragraph.

Issue of shares.

Article 4.

4.1.	Shares shall be issued pursuant to a resolution of the general meeting; the general meeting shall determine the price and further terms and conditions of the issue.

4.2.	Shares shall never be issued at a price below par.

4.3.	Shares shall be issued by notarial deed in accordance with the provisions set out in section 2:196 of the Civil Code unless provided otherwise in the resolution to issue shares.

4.4.	Shareholders have no pre-emption rights upon issue of shares or upon a grant of rights to subscribe for shares.

4.5.	The company is not authorised to cooperate in the issue of depositary receipts for shares.

Payment for shares.

Article 5.

5.1.	Shares shall only be issued against payment in full.

5.2.	Payment must be made in cash to the extent that no alternative contribution has been agreed.

5.3.	Payment in cash may be made in a foreign currency, subject to the company’s consent.

Acquisition and disposal of shares.

Article 6.

6.1.	Subject to authorisation by the general meeting, the managing board may cause the company to acquire for a consideration such number of fully paid up shares in its own share capital that the aggregate par value of the shares in its share capital to be acquired and already held by the company and its subsidiary companies does not exceed half of the issued share capital and without prejudice to the other relevant provisions of the law.

6.2.	Article 4 paragraph 1 shall equally apply to the disposal by the company of shares acquired in its share capital. A resolution to dispose of such shares shall be deemed to include the approval as referred to in section 2:195 subsection 3 of the Civil Code.

Shareholders register.

Article 7.

7.1.	The managing board shall maintain a shareholders register in accordance with the relevant statutory requirements. The layout of the register shall be in the manner as determined by the managing board, under the prior approval of the general meeting of shareholders, hereinafter also referred to as: the general meeting. Each entry in the register shall be signed by a managing director.

7.2.	The managing board shall make the register available at the office of the company for inspection by the shareholders.

7.3.	Each shareholder, as well as each holder of a right of usufruct or holder of a right of pledge is obliged to inform the company of his address. Such address shall be recorded in the register, as well as the amount paid up on each share.

Notices of meetings and notifications.

Article 8.

8.1.	Notices of meetings to shareholders, as well as to holders of a right of usufruct and holders of a right of pledge with voting rights shall be sent by registered or regular letter to the addresses stated in the shareholders register.

8.2.	Notifications to the managing board shall be sent by registered or regular letter to the office of the company or to the addresses of all managing directors.

Transfer of shares.

Article 9.

Any transfer of shares or of a right of usufruct on shares or the creation or release of a right of usufruct or of a right of pledge on shares shall be effected by notarial deed, in accordance with the provisions set out in section 2:196 of the Civil Code.

Restrictions on the transfer of shares.

Article 10.

10.1.	A transfer of shares in the company - not including a disposal by the company of shares which it has acquired in its own share capital - may only be effected with due observance of paragraphs 2 to 7 inclusive of this article.

10.2.	A shareholder who wishes to transfer one or more shares shall require the approval of the general meeting.

10.3.	The transfer must be effected within three months after the approval has been granted or is deemed to have been granted.

10.4.	The approval shall be deemed to have been granted if the general meeting, simultaneously with the refusal to grant its approval, does not provide the requesting shareholder with the names of one or more interested parties who are prepared to purchase all of the shares referred to in the request for approval against payment in cash, at the purchase price determined in accordance with paragraph 5; the company itself can only be designated as interested party with the approval of the requesting shareholder.

The approval shall likewise be deemed granted if the general meeting has not made a decision in respect of the request for approval within six weeks of its receipt.

10.5.	The requesting shareholder and the interested parties accepted by him shall determine the purchase price referred to in paragraph 4 by mutual agreement.

Failing agreement, the purchase price shall be determined by an independent expert, to be designated by mutual agreement between the managing board and the requesting shareholder.

10.6.	Should the managing board and the requesting shareholder fail to reach agreement on the designation of the independent expert, such designation shall be made by the President of the Chamber of Commerce and Industry, of the district in which the company has its corporate seat, in the trade register.

10.7.	Once the purchase price of the shares has been determined by the independent expert, the requesting shareholder shall be free, for a period of one month after the determination of the purchase price, to decide whether he will transfer his shares to the designated interested parties.

Management.

Article 11.

11.1.	The company shall be managed by a managing board, consisting of one or more managing directors. The general meeting shall determine the number of managing directors.

A legal entity may be appointed as a managing director.

11.2.	Managing directors shall be appointed by the general meeting. The general meeting may at any time suspend and dismiss managing directors.

11.3.	The general meeting shall determine the terms and conditions of employment of the managing directors.

11.4.	In the event that one or more managing directors is prevented from acting or is failing, the remaining managing directors or the only remaining managing director shall temporarily be in charge of the management.

In the event that all managing directors are or the only managing director is prevented from acting or are / is failing, the person designated or to be designated for that purpose by the general meeting shall temporarily be in charge of the management.

Failing any managing director the person referred to in the preceding sentence shall as soon as possible take the necessary measures to come to a definitive arrangement.

Resolutions by the managing board.

Article 12.

12.1.	With due observance of these articles of association, the managing board may adopt rules governing its internal proceedings. Furthermore, the managing directors may, by rules or otherwise, divide their duties among themselves.

12.2.	The managing board shall meet whenever a managing director so requires. The managing board shall adopt its resolutions by an absolute majority of votes cast. In a tie vote, the general meeting shall decide.

12.3.	The managing board may also adopt resolutions without holding a meeting, provided such resolutions are adopted in writing, by cable, by telex or by telefax and all managing directors have expressed themselves in favour of the proposal concerned.

12.4.	The managing board shall adhere to the instructions of the general meeting in respect of the general financial, social, economic and personnel policies to be pursued by the company and is bound to give a periodic account to the general meeting with respect to the above, without prejudice to the provisions of section 2:8 of the Dutch Civil Code.

12.5.	The general meeting may adopt resolutions pursuant to which clearly specified resolutions of the managing board require its approval.

Representation. Authorised signatories.

Article 13.

13.1.	The managing board as well as each managing director individually shall have the power to represent the company.

13.2.	If a managing director, acting in his personal capacity, enters into an agreement with the company, or if he, acting in his personal capacity, conducts any litigation against the company, the company may be represented in that matter by one of the other managing directors, unless the general meeting designates a person for that purpose or unless the law provides otherwise for such designation. Such person may also be the managing director with whom the conflict of interest exists.

If a managing director has a conflict of interest with the company other than as referred to in the first sentence of this paragraph, he shall as each of the other managing directors, have the power to represent the company.

13.3.	The managing board may grant to one or more persons, whether or not employed by the company, the power to represent the company (“procuratie”) or grant in a different manner the power to represent the company on a continuing basis. The managing board may also grant such titles as it may determine to the persons referred to in the preceding sentence as well as to other persons, but only if they are employed by company.

General meetings.

Article 14.

14.1.	The annual general meeting shall be held within six months after the end of the financial year. All notices of meetings and notifications to shareholders shall be sent by regular letter to the address referred to in article 7 paragraph 3.

14.2.	The agenda for this meeting shall in any case include the adoption of the annual accounts, the allocation of profits, unless the period for preparation of the annual accounts has been extended.

At this general meeting the person referred to in article 11 paragraph 4 shall be appointed, and any other items which have been put on the agenda in accordance with paragraphs 5 and 6 of this article shall be discussed.

14.3.	A general meeting shall be convened whenever the managing board or a shareholder considers this appropriate.

14.4.	General meetings shall be held in the municipality where the company has its corporate seat.

Resolutions adopted at a general meeting held elsewhere shall be valid only if the entire issued share capital is represented and the holders of a right of usufruct and the holders of a right of pledge with voting rights are present or represented.

14.5.	Shareholders, as well as holders of a right of usufruct and holders of a right of pledge with voting rights shall be given notice of the general meeting by the managing board, by a managing director or by a shareholder. The notice shall specify the items to be discussed.

14.6.	Notice shall be given not later than on the fifteenth day prior to the date of the meeting. If the notice period was shorter or if no notice was sent, no valid resolutions may be adopted unless the resolution is adopted by unanimous vote at a meeting at which the entire issued share capital is represented and the holders of a right of usufruct and the holders of a right of pledge with voting rights are present or represented.

The provision of the preceding sentence shall equally apply to matters which have not been mentioned in the notice of the meeting or in a supplementary notice sent with due observance of the notice period.

14.7.	The general meeting shall appoint its chairman. The chairman shall designate the secretary.

14.8.	Minutes shall be kept of the business transacted at a meeting.

Voting rights of shareholders.

Article 15.

15.1.	Each share confers the right to cast one vote. Upon the granting of a right of usufruct or a right of pledge on shares the voting rights attached to shares may be conferred on holders of a right of usufruct and holders of a right of pledge on such shares.

15.2.	Shareholders, as well as holders of a right of usufruct and holders of a right of pledge with voting rights may be represented at a meeting by a proxy authorised in writing.

15.3.	Resolutions shall be adopted by an absolute majority of the votes cast.

15.4.	Shareholders, as well as holders of a right of usufruct and holders of a right of pledge with voting rights may adopt any resolutions which they could adopt at a meeting, without holding a meeting. The managing directors are given the opportunity to advise regarding such resolution, unless in the circumstances it is unacceptable according to criteria of reasonableness and fairness to give such opportunity.

A resolution to be adopted without holding a meeting shall only be valid if all shareholders, as well as all holders of a right of usufruct and holders of a right of pledge with voting rights entitled to vote have cast their votes in writing, by cable, by telex or by telefax in favour of the proposal concerned.

Those shareholders shall forthwith notify the managing board of the resolution so adopted.

Financial year. Annual accounts.

Article 16.

16.1.	The financial year shall coincide with the calendar year.

16.2.	Annually, within five months after the end of each financial year – save where this period is extended by a maximum of six months by the general meeting on the basis of special circumstances - the managing board shall prepare annual accounts and shall make these available at the office of the company for inspection by the shareholders, as well as holders of a right of usufruct and holders of a right of pledge with voting rights. The annual accounts shall be accompanied by the auditor’s certificate, referred to in article 17, if the instructions referred to in that article have been given, by the annual report, unless section 2:391 of the Civil Code does not apply to the company, and by the additional information referred to in section 2:392 subsection 1 of the Civil Code, insofar as the provisions of that subsection apply to the company.

The annual accounts shall be signed by all managing directors. If the signature of one or more of them is lacking, this shall be disclosed, stating the reasons thereof.

Auditor.

Article 17.

The company may instruct an auditor, as referred to in section 2:393 of the Civil Code, to audit the annual accounts prepared by the managing board in accordance with subsection 3 of section 2:393, provided however that the company must give such instructions if the law so requires. If the law does not require that the instructions mentioned in the preceding sentence be given, the company may also instruct another expert to audit the annual accounts prepared by the managing board; such expert shall hereinafter also be referred to as auditor.

The general meeting shall be authorised to give the instructions referred to above. If the general meeting fails to give the instructions, the managing board shall be authorised to do so.

The instructions given to the auditor may be revoked at any time by the general meeting or by the managing board if it has given the instructions.

The auditor shall report on his audit to the managing board and shall issue a certificate containing the results of the audit.

Profit and loss.

Article 18.

18.1.	Distribution of profits pursuant to this article shall take place after the adoption of the annual accounts which show that the distribution is allowed.

18.2.	The profits shall be at the free disposal of the general meeting.

18.3.	The company may only make distributions to shareholders and other persons entitled to distributable profits only to the extent that its shareholders’ equity exceeds the sum of its issued share capital and the reserves to be maintained by law.

18.4.	A loss may be set off against the reserves to be maintained by law only to the extent permitted by law.

18.5.	When dividing the amount to be distributed among shareholders, shares held by the company shall not be taken into account.

Distribution of profits.

Article 19.

19.1.	Dividends shall be due and payable four weeks after they have been declared, unless the general meeting determines another date on the proposal of the managing board.

19.2.	The general meeting may resolve that dividends will be distributed in whole or in part in a form other than cash.

19.3.	Without prejudice to article 18 paragraph 3 the general meeting may resolve to distribute all or any part of the reserves.

19.4.	Without prejudice to article 18 paragraph 3 interim distributions shall be made if the general meeting so determines on the proposal of the managing board.

Liquidation.

Article 20.

20.1.	If the company is dissolved pursuant to a resolution of the general meeting, the managing directors shall become the liquidators of its property, if and to the extent that the general meeting shall not appoint one or more other liquidators.

20.2.	After the company has ceased to exist, its books and records shall for a period of seven years remain in the custody of the person designated for that purpose by the liquidators.